BLACKROCK FINANCIAL INSTITUTIONS SERIES TRUST

100 Bellevue Parkway

Wilmington, Delaware 19809

August 13, 2018

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	BlackRock Financial Institutions Series Trust

Pre-Effective Amendment No. 1

Securities Act File No. 333-225796

Dear Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, BlackRock Financial Institutions Series Trust (the “Registrant”) requests acceleration of the effective date of Pre-Effective Amendment No. 1 to its Registration Statement on Form N-14 (File No. 333-225796) (the “Amendment”) so that the Amendment is declared effective at 9:00 a.m., Eastern Time, on the 14th of August, 2018, or as soon as practicable thereafter. BlackRock Investments, LLC, the principal underwriter of the Registrant, hereby joins in its request for acceleration of the effectiveness of the Amendment.

If this request is granted, we respectfully request that we be notified by telephone at the time of effectiveness, and that such effectiveness also be confirmed in writing. Please call Jesse Kean of Sidley Austin LLP at (212) 839-8615.

Very truly yours,

BLACKROCK FINANCIAL INSTITUTIONS SERIES TRUST

By:	/s/ Benjamin Archibald

Name: Benjamin Archibald
Title: Secretary

BLACKROCK INVESTMENTS, LLC

By:	/s/ Jonathan Diori

Name: Jonathan Diori
Title: Managing Director